SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   ELECTRICITY SUPPLY INTERRUPTIONS STOP ANGLOGOLD ASHANTI'S SOUTH AFRICAN MINING OPERATIONS



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

---

news release

25 January 2008

AGA 3.08

<u>Electricity Supply Interruptions Stop AngloGold Ashanti's South African Mining Operations</u>

Following notification from Eskom regarding interruptions to power supplies, AngloGold Ashanti has halted mining and gold recovery operations on all of its South African operations. Only underground emergency pumping work is being carried out. According to Eskom, the current situation arises from reduced generating capacity aggravated by problems associated with coal supplies to power stations caused by unusually heavy rainfall. Eskom has not yet indicated how long the present situation will continue but the company is in contact with the electricity supply body.

The company will provide further information as it becomes available.

Queries

South Africa	Tel:	Mobile:	E-mail:
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    AngloGold Ashanti Limited

Date: January 25, 2008

                                                    By: /s/ L Eatwell_____
                                                    Name: L EATWELL
                                                    Title: Company Secretary